Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

September 19, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Amendment No. 1 to the Registration Statement on Form S-1
Filed September 13, 2012
File No. 333-183466

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversation on September 19, 2012 with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, each response is prefaced by the Staff’s corresponding oral comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Capitalization, page 58

1.                                      Why is the net change in debt related to the repayment of the Promissory Notes on July 2, 2012 and the net increase since June 30, 2012 not reflected in “Cash and Cash Equivalents” for Summit Midstream Partners, LP, as adjusted?

Response:  We have revised the Registration Statement to clarify that (i) there was no change in net debt related to the repayment of the Promissory Notes because we used borrowings under our revolving credit facility to repay the Promissory Notes and (ii) we repaid $7.0 million of indebtedness outstanding under our revolving credit facility after June 30, 2012.  As a result of these transactions, there was no change to “Cash and Cash Equivalents” for Summit Midstream Partners, LP, as adjusted.

2.                                      How did you determine the allocation of net offering proceeds and the Predecessor membership interest to the “as adjusted” capital related to common units held by the public, common and subordinated units held by Summit Investments, and the general partner equity.

Response:  We have revised the Registration Statement to reflect that Partners’ capital amounts were re-allocated on a pro-rata basis based upon the resulting capital structure after giving effect to the net proceeds of $228.0 million from the issuance and sale of 12,500,000 common units in the offering and the distribution of $88.0 million to Summit Midstream Partners, LLC (“Summit Investments”). The “as adjusted” total membership interests and partners’ capital of $798.9 million was derived by adding the net offering proceeds of $228.0 million to the predecessor membership interest of $658.9 million and subtracting the distribution of $88.0 million to Summit Investments.

3.                                      Please explain why capital related to common units held by the public differs from the net proceeds of the offering.

Response:  We have revised the Registration Statement to (i) clarify that we intend to make a distribution of $88.0 million to Summit Investments from the proceeds of the offering, as described in “Use of Proceeds” on page 58 and (ii) reflect that membership interests and partners’ capital amounts were re-allocated on a pro rata basis based upon the resulting capital structure after giving effect to the net proceeds of $228.0 million from the issuance and sale of 12,500,000 common units in the offering and the distribution of $88.0 million to Summit Investments.  Please see footnote 3 on page 58.

Selected Historical Financial and Operating Data, page 92

4.                                      Please make it transparent how you calculated the “Pro forma weighted average common units outstanding.”

Response:  We have revised the Registration Statement as requested.  Please see pages 18, 19, 92, 93, F-7, F-23 and F-29.

5.                                      Please include a reconciliation of amounts disclosed in FN 1 of the audited, consolidated financial statements and FN 1 of the unaudited condensed consolidated financial statements to the “Pro forma weighted average common units outstanding.”

Response:  We have revised the Registration Statement as requested.  Please see pages 18, 19, 92, 93, F-7, F-23 and F-29.

6.                                      A similar reconciliation should be provided in the Summary of Historical Financial and Operating Data (Page 17) and in FN 1 of the audited, consolidated financial statements and FN 1 of the unaudited condensed consolidated financial statements.

Response:  We have revised the Registration Statement as requested.  Please see pages 18, 19, 92, 93, F-7, F-23 and F-29.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream Partners GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                William N. Finnegan IV, Latham & Watkins LLP (Issuer’s counsel)
Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)

Joshua Davidson, Baker Botts L.L.P. (Underwriter’s counsel)